SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: December 21, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Update on the Status for Establishment of Medical Business Venture Company between Olympus and Sony.

December 21, 2012
Olympus Corporation
Sony Corporation

Update on the Status for Establishment of Medical Business Venture Company between Olympus and Sony

Olympus Corporation (“Olympus”) and Sony Corporation (“Sony”) today announced an update on the status of the medical business venture company (the “medical business venture”) that has been the subject of discussions between the two parties, and will be established in accordance with the business alliance agreement executed on September 28, 2012.

-	Planned name and representatives of the medical business venture
Name: Sony Olympus Medical Solutions Inc.
Representative Director and President:
Toru Katsumoto, SVP, Sony Corporation
Representative Director and Executive Deputy President:
Takashi Fukaya, R＆D Div.1 Assistant Division Manager

-
In preparing for the establishment of the medical business venture, in October 2012 Olympus and Sony jointly established a task force consisting mainly of both parties’ corporate executives in charge and other employees who are expected to work at the medical business venture.  The task force members are reviewing and discussing closely the business plan, human resources, general affairs and other relevant matters of the medical business venture so as to launch the business immediately after establishment.

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Olympus and Sony announced in the press release “Announcement of Agreements Between Olympus and Sony to Form Business and Capital Alliance” dated September 28, 2012 that both companies aimed to establish the medical business venture by the end of December 2012, subject to customary closing conditions, including the receipt of any necessary regulatory approvals.  Olympus and Sony now expect that the medical business venture will be established after January 2013 because the relevant authorities in certain countries need more time to review the medical business venture.  Olympus and Sony currently expect that both companies will be able to establish the medical business venture by April 1, 2013, subject to the receipt of necessary regulatory approvals.

Olympus and Sony continue to work together with the goal of creating ground-breaking products and solutions by combining their respective technologies and know-how through the medical business venture.